Via EDGAR

April 28, 2015

Mr. Matthew Crispino

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Nielsen N.V.

Form 10-K for the Fiscal Year Ended December 31, 2014 (“Form 10-K”)

Filed February 20, 2015

File No. 001-35042

Dear Mr. Crispino:

On behalf of Nielsen N.V. (“Nielsen” or the “Company”), we are providing the following responses to your comment letter dated April 24, 2015 from the Staff of the Division of Corporation Finance (the “Staff”) to Dwight M. Barns, Chief Executive Officer of Nielsen. For ease of reference, we have repeated the Staff’s comment in italics text preceding our response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 19. Guarantor Financial Information, page 109

1. In the proposed language provided in response to our prior comment 14, you indicate that supplemental financial information will be provided for purposes of complying with reporting covenants contained in your debt obligations. You also indicate that you are “not currently relying on Rule 3-10 of Regulation S-X, or related Rule 12h-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in order to omit the financial statements of your subsidiary issuers and guarantors or to obtain exemption for those entities from the requirements of Section 13(a) and 15(d) of the Exchange Act.” In particular, we direct your attention to the August 2000 adopting release (No. 33-7878) that amended Rule 3-10 indicates “the parent company periodic reports must include the modified financial information permitted by paragraphs (b) through (f) of Rule 3-10 . . . for as long as the subject securities are outstanding.” In your case, as a result of your publicly traded equity securities, you have an Exchange Act reporting requirement. Therefore, your financial statements must comply fully with Rule 3-10 of Regulation S-X by including the condensed consolidating financial information, for as long as its guaranteed debt is outstanding. In this regard, ensure that you revise your proposed disclosures to indicate that such information is not provided on a voluntary basis, but instead it is provided in accordance with Rule 3-10(d) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company confirms that its financial statements will fully comply with Rule 3-10 of Regulation S-X for as long as its guaranteed debt is outstanding. In addition, in future filings the Company will revise the footnote disclosure language as follows (added text is underlined):

Guarantor Financial Information

The following supplemental financial information is being provided in accordance with Rule 3-10(d) of Regulation S-X as well as for purposes of compliance with reporting covenants contained in certain debt obligations of Nielsen and its subsidiaries. The financial information sets forth for Nielsen, its subsidiaries that have issued certain debt securities (the “Issuers”) and its guarantor and non-guarantor subsidiaries, the consolidating balance sheet as of XXX and XXX and consolidating statements of operations and cash flows for the periods ended XXX, XXX and XXX. The issued debt securities are jointly and severally guaranteed on a full and unconditional basis by Nielsen and subject to certain exceptions, each of the direct and indirect 100% owned subsidiaries of Nielsen, in each case to the extent that such entities provide a guarantee under the senior secured credit facilities. The issuers are also 100% owned indirect subsidiaries of Nielsen: Nielsen Finance LLC and Nielsen Finance Co. for certain series of debt obligations, and The Nielsen Company (Luxembourg) S ar l., for the other series of debt obligations. Each issuer is a guarantor of the debt obligations not issued by it.

Nielsen is a holding company and does not have any material assets or operations other than ownership of the capital stock of its direct and indirect subsidiaries. All of Nielsen’s operations are conducted through its subsidiaries, and, therefore, Nielsen is expected to continue to be dependent upon the cash flows of its subsidiaries to meet its obligations. The senior secured credit facilities contain certain limitations on the ability of Nielsen to receive the cash flows of its subsidiaries.

While all subsidiary guarantees of the issued debt securities are full and unconditional, these guarantees contain customary release provisions including when (i) the subsidiary is sold or sells all of its assets, (ii) the subsidiary is declared “unrestricted” for covenant purposes, (iii) the subsidiary’s guarantee under the senior secured credit facilities is released and (iv) the requirements for discharge of the indenture have been satisfied.

2. To the extent that differences in domestic or foreign laws affect the enforceability of the guarantees, please revise future filings to provide separate columns for each guarantor by legal jurisdiction. For guidance, please refer to Rule 3-10(i)(7) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company confirms that there are currently no differences in domestic or foreign laws affecting the enforceability of the guarantees, but to the extent that such differences arise in the future it will include separate columns for each guarantor by legal jurisdiction pursuant to Rule 3-10(i)(7) of Regulation S-X.

Please do not hesitate to contact Jeffrey R. Charlton at 203-563-3138 with any questions or further comments you may have regarding this submission or if you wish to discuss the above responses.

Sincerely,

/s/ Jamere Jackson
Jamere Jackson
Chief Financial Officer

cc:	Joseph H. Kaufman

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

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